Public Document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2013
Washington DC
401

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67403

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Setter Capital Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

77 Bloor Street West, Suite 1901
(No. and Street)

Toronto (City) Ontario (State) M5S 1M2 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter McGrath 416964-9555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Parker Simone LLP
(Name – *if individual, state last, first, middle name*)

129 Lakeshore Rd. East (Address) Mississauga (City) Ontario (State) L5G 1E5 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

13014765

KW 418

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter McGrath, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Setter Capital Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Vladyslav Strashko, Esq.
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Setter Capital Inc.

(SEC I.D. No. 8 - 67403)

Statement of Financial Condition

(Expressed in U.S. Dollars)

As of December 31, 2012

(With Independent Auditor's Report thereon)

Filed pursuant to Rule 17a(5)(e)(3) under
the Securities Exchange Act of 1934
as a **PUBLIC DOCUMENT**

parker simone LLP

Chartered Accountants
129 Lakeshore Road East
Suite 201 Mississauga Ontario
L5G 1E5
T 905 271.7977
F 905 271.7677

Independent Auditor's Report

To Director of
Setter Capital Inc.

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Setter Capital Inc. (the "Company") as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition
Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Setter Capital Inc. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Parker Simone LLP

February 25, 2013

Licensed Public Accountants

Setter Capital Inc.

Statement of Financial Condition

(Expressed in U.S. Dollars)

As of December 31, 2012

Assets		
Cash	**$**	**9,010,119**
Income taxes recoverable		**76,914**
Government sales and payroll taxes recoverable		**58,130**
Accounts receivable		**841,865**
Prepaid expenses		**4,955**
Furniture and equipment, net of accumulated depreciation of $24,469		**17,660**
	$	**10,009,643**
Liabilities		
Accounts payable and accrued liabilities	**$**	**5,742,907**
Due to shareholder *(Note 6)*		**108,445**
		5,851,352
Stockholder's Equity		
Common Stock *(Note 4)*		**81,450**
Retained Earnings		**4,076,841**
		4,158,291
	$	**10,009,643**

Commitment *(Note 5)*

See accompanying notes to the statement of financial condition

Setter Capital Inc.

Notes to Statement of Financial Condition

(Expressed in U.S. Dollars)

Year Ended December 31, 2012

1. Organization and Description of Business

Setter Capital Inc. ("Setter" or the "Company") is incorporated under the Ontario Business Corporation Act. The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934. Setter is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and the Securities Investor Protection Corporation. The Company computes its regulatory net capital under the basic method of Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1. The Company's primary source of revenue is concession fees earned acting as an intermediary to investment banking transactions.

The Company's office is in Toronto, Canada.

2. Summary of Significant Accounting Policies

The Company maintains its financial records in United States dollars. These financial statements have been prepared on a going concern basis in accordance with generally accepted accounting principles in the United States of America. The significant accounting policies are as follows:

Revenue Recognition

Concession fees are earned from successful investment banking intermediary transactions of non-registered customer investments. The fees earned are contingent upon the successful completion of the underlying transaction for which the services are rendered. As such, the Company records this revenue as earned upon successful completion of a transaction.

Interest revenue is recorded on the accrual basis of accounting as earned.

Cash

Cash consists of cash on deposit and highly liquid investments purchased with a maturity of three months or less, that are not held for sale in the ordinary course of business. Cash is maintained on deposit with major financial institutions in Canada. Deposits with this bank may exceed the amount of insurance provided on such deposits. These deposits bear minimal credit risk as they may generally be redeemed upon demand.

Accounts Receivable

Accounts receivable consists of trade receivables for concession fees earned as intermediary from successful investment banking transactions. The Company regularly reviews its accounts receivable for potential bad debts. The review for bad debts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for doubtful accounts is considered necessary at December 31, 2012.

Depreciation

Furniture and equipment are recorded at cost less depreciation. Depreciation is calculated using the declining balance method at rates sufficient depreciate these assets over their estimated useful lives of typically three to five years.

2. Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax base. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment.

Foreign Currency Translation

Monetary assets and liabilities related to foreign currency balances are translated into U.S. dollars at the exchange rates in effect at the date of the statement of financial condition. Non-monetary assets and liabilities related to foreign currency transactions and revenue and expenses related to foreign currency transactions are translated into U.S. dollars at the exchange rate prevailing at the transaction dates. Realized and unrealized gains or losses resulting from foreign currency translation and transactions are included in net income for the period to which they relate.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United State of America required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Fair Value

U.S. GAAP defines fair value, expands disclosure requirements related fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1: Quoted prices for identical instruments in active markets.

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3: Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

U.S. GAAP also precludes the use of block discounts for instruments traded in an active market, and requires the recognition of trade-date gains after consideration of all appropriate valuation adjustments related to certain derivative trades that use unobservable inputs in determining their fair value.

(Expressed in U.S. Dollars)

3. Regulatory Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain minimum net capital and an allowance ratio of aggregate indebtedness to net capital, as defined under this Rule, not exceeding 15 to 1. Under the basic method, the Company is required to maintain minimum net capital equal to the greater of $5,000 and 6.67% of aggregate indebtedness. At December 31, 2012, the Company had net capital of approximately $2,986,000, which is in excess of the required minimum net capital of $390,000. The Company's net capital ratio of aggregate indebtedness to net capital was 1.96 to 1.

FINRA, the Company's designated self-regulatory organization, has certain additional capital requirements which provide that equity capital may neither be withdrawn nor may cash dividends be paid if the resulting net capital would be less than the greater of 5% of the calculated aggregate debits and 120% of required minimum net capital.

4. Common Stock

			2012
Authorized:	Unlimited number of common shares and non-voting Special Shares		
Issued:	1,000 common shares	**$**	**81,450**

5. Lease Commitment

Setter leases its premises under an operating lease that expires in 2016. Future minimum lease payments, by year and the aggregate, are as follows:

Year Ended December 31,		
2013	**$**	**28,500**
2014		**28,500**
2015		**28,500**
2016		**19,000**
	$	**104,500**

Under the terms of the lease, Setter is also required to pay its proportionate share of common area maintenance and property taxes.

6. Due to Shareholder

The amount due to shareholder is an unsecured, non-interest bearing advance that is due and payable on demand.

7. Financial Instruments

Fair Values
The carrying amount of cash, receivables, due to shareholder and accounts payable and accrued liabilities approximates their fair value due to their short-term, demand nature or imminent maturity.

Credit Risk Management
The Company is exposed to credit risk on its accounts receivable. The credit risk on accounts receivable is minimized as all transactions involve large well established financial institutions.

Currency Risk
Approximately 10% of Setter's revenues are denominated in Euros. Consequently, this portion of concession revenues and related receivables are exposed to foreign currency exchange fluctuations. As at December 31, 2012, the Company had Euros 817,400 and Cdn$1,719,800 on deposit at major Canadian financial institutions.

The Company pays its income, payroll and sales taxes in Canadian dollars, which are exposed to foreign currency exchange fluctuations. As at December 31, 2012, Setter had taxes recoverable of Cdn$134,400.

8. Income Taxes

Setter's only permanent establishment is in Canada, as such it is only subject Canadian income taxes. In Canada, the general combined statutory federal and provincial income tax rate is 26.25%. As a Canadian controlled private corporation, the Company is eligible for the Canadian small business rate reduction, which reduces its tax rate to 15.5% on the first Cdn$500,000 of taxable income.

The Company remains open to federal and provincial examinations for fiscal years December 31, 2008 and forward. The Company had no deferred tax asset or valuation allowance at December 31, 2012.